Limited Power of Attorney



         The undersigned Director of Enesco Group, Inc. ("Enesco") hereby grants a Limited Power of Attorney to M. Frances Durden, Esq., General Counsel of Enesco, to prepare and execute on her/his behalf Forms 3, 4 and 5 filings with respect to his holdings of Enesco common stock with the Securities and Exchange Commission ("SEC") as required by the rules and regulations promulgated by the SEC from time to time.

         The rights, powers and authority of this Limited Power of Attorney herein granted shall commence and be in full force and effect as of November 1, 2003 and shall remain in full force and effect until the earlier of the termination of the appointment or the termination of Ms. Durden's employment with Enesco as General Counsel.


                                                              /s/ Hector J. Orci
                                                           --------------------
                             Dated: October 27, 2003